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                                                                    EXHIBIT 18



Preference Letter re: Change in Accounting Principles re: LIFO to FIFO


March 26, 2000


John Sayward
Executive Vice President, Finance,
Chief Financial Officer and Treasurer

SICOR Inc.
19 Hughes
Irvine, California 92618

Dear Sir:

Note 3 of Notes to Consolidated Financial Statements of SICOR Inc. (the "Company") included in its Form 10-K for the year ended December 31, 1999 describes a change in the method of accounting for valuing inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. We conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

                                       Very truly yours,


                                       /s/ Ernst & Young LLP